Exhibit 99.3

Hydrogenics Corporation

Third Quarter 2010 Interim Consolidated Financial Statements and
Results of Operations

Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	September 30 2010	December 31 2009

Assets

Current assets
Cash and cash equivalents	$10,643	$9,159
Restricted cash	835	1,603
Accounts receivable	5,684	3,685
Grants receivable	916	490
Inventories (note 5)	8,671	11,746
Prepaid expenses	995	1,270
	27,744	27,953

Restricted cash	229	240
Property, plant and equipment	2,306	3,169
Goodwill	5,184	5,446
	$35,463	$36,808

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$12,054	$14,782
Unearned revenue	3,880	4,546
	15,934	19,328

Shareholders’ Equity
Common shares and warrants (note 7)	316,167	307,038
Contributed surplus	16,970	16,713
Deficit	(307,460)	(300,795)
Accumulated other comprehensive loss	(6,148)	(5,476)
Total deficit and accumulated other comprehensive loss	(313,608)	(306,271)
	19,529	17,480
	$35,463	$36,808

Going concern (note 1)
Contingencies (note 10)

Douglas Alexander Chairman	Norman Seagram Director

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of US dollars, except for share and per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Revenues	$5,590	$3,558	$15,125	$14,634

Cost of revenues	4,150	2,983	11,665	11,571
	1,440	575	3,460	3,063
Operating expenses
Selling, general and administrative	2,477	4,603	7,588	12,992
Research and product development (note 9)	1,069	1,131	2,501	4,499
Amortization of property, plant and equipment	325	292	694	743
	3,871	6,026	10,783	18,234
Loss from operations	(2,431)	(5,451)	(7,323)	(15,171)

Other income (expenses)
Gain (loss) on disposal of assets	(3)	-	18	-
Litigation settlements (note 11)	-	-	437	-
Provincial capital tax	(2)	-	(5)	(153)
Interest	11	2	47	85
Foreign currency gains (losses)	347	27	164	(190)
	353	29	661	(258)

Loss before income taxes	(2,078)	(5,422)	(6,662)	(15,429)
Current income taxes	-	17	3	17
Net loss for the period	$(2,078)	$(5,439)	$(6,665)	$(15,446)

Net loss per share
Basic and diluted (note 13)	$(0.47)	$(1.47)	$(1.34)	$(4.18)

Weighted average number of common shares outstanding	4,420,201	3,698,607	4,990,648	3,697,039

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(2,078)	$(5,439)	$(6,665)	$(15,446)
Items not affecting cash
Gain (loss) on disposal of assets	(3)	-	18	-
Amortization of property, plant and equipment	383	292	872	743
Unrealized foreign exchange (gains) losses	600	(51)	(56)	272
Non-cash selling, general and administrative expenses (note 11)	-	-	763	-
Stock-based compensation expense	76	111	257	321
Net change in non-cash working capital	(1,221)	507	(2,603)	(1,218)
	(2,243)	(4,580)	(7,414)	(15,328)
Investing activities
Decrease (increase) in restricted cash	431	(63)	779	(424)
Purchase of property, plant and equipment	(159)	(13)	(247)	(156)
	272	(76)	532	(580)

Financing activities
Deferred research and development grants	-	-	-	70
Common shares issued, net of issuance costs	3,766	6	8,366	15
	3,766	6	8,366	85
Increase (decrease) in cash and cash equivalents during the period	1,795	(4,650)	1,484	(15,823)

Cash and cash equivalents – Beginning of period	8,848	10,428	9,159	21,601
Cash and cash equivalents – End of period	$10,643	$5,778	$10,643	$5,778

Supplemental disclosure
Interest paid	$1	$5	$2	$9
Income taxes	4	18	14	12

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation
Interim Consolidated Statements of Shareholders’ Equity
(in thousands of US dollars, except for share and per share amounts)
(unaudited)

	Common shares		Warrant A		Warrant B
	Number (note 8)	Amount	Number	Amount	Number	Amount	Contributed surplus	Deficit	Accumulated other comprehen-sive income (loss)	Total share- holders’ equity

Balance at Dec. 31, 2008	3,696,227	$307,000	-	$-	-	$-	$16,300	$(291,420)	$(6,397)	$25,483
Net loss for the period	-	-	-	-	-	-	-	(15,446)	-	(15,446)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	242	242
Comprehensive loss	-	-	-	-	-	-	-	-	-	(15,204)
Shares issued:
Issuance of common shares on exercise of stock options	2,400	15	-	-	-	-	-	-	-	15
Stock-based compensation expense	-	-		-		-	321	-	-	321
Balance at Sept. 30, 2009	3,698,627	307,015	-	-	-	-	16,621	(306,866)	(6,155)	10,615
Net income for the period	-	-	-	-	-	-	-	6,071	-	6,071
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	679	679
Comprehensive income										6,750
Shares issued:
Issuance of common shares on exercise of stock options	3,360	23	-	-	-	-	-	-	-	23
Stock-based compensation expense	-	-	-	-	-	-	92	-	-	92
Balance at Dec. 31, 2009	3,701,987	307,038	-	-	-	-	16,713	(300,795)	(5,476)	17,480
Net loss for the period	-	-	-	-	-	-	-	(6,665)	-	(6,665)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(672)	(672)
Comprehensive loss										(7,337)
Shares issued:
Issuance of common shares and warrants (note 7)	1,786,660	7,470	239,356	778	260,646	881	-	-	-	9,129
Adjustment for partial shares on share consolidation	(15)	-	-	-	-	-	-	-	-	-
Stock-based compensation expense	-	-	-	-	-	-	257	-	-	257
Balance at Sept. 30, 2010	5,488,632	$314,508	239,356	$778	260,646	$881	$16,970	$(307,460)	$(6,148)	$19,529

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note  1.  Description of Business and Going Concern

Hydrogenics Corporation (“Hydrogenics” or the “Corporation”), together with its subsidiaries, designs, develops and manufactures hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane, or PEM, technology.
While the accompanying interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities during the normal course of operations and the continuation of operations for the foreseeable future, there are material uncertainties related to certain conditions and events that cast significant doubt on the Corporation’s ability to continue as a going concern. The events and conditions that cast significant doubt include the Corporation’s recurring operating losses and negative cash flows from operations and the risk of not  securing additional funding. The Corporation expects these conditions to continue in the near term.

The Corporation needs to increase its revenues to generate profits and related positive operating cash flows. There are various uncertainties affecting the Corporation’s revenues related to the current market environment including the level of sales orders, the length of sales cycles, the continuing development of products by the Corporation, the adoption of new technologies by customers, price competition, and continuation of government incentives for the Corporation’s customers and the ability of customers to finance purchases.

The Corporation also requires additional funding in the form of debt or equity in addition to the funding obtained during the nine months ended September 30, 2010.  During the three months ended March 31, 2010, the Corporation completed an offering of common shares and warrants for gross cash proceeds of $5,000 before placement agent’s fees and other offering expenses.  On August 9, 2010, the Corporation entered into a subscription agreement (“the Agreement”) with CommScope, Inc. (“CommScope”) CommScope may purchase from Hydrogenics common shares in four tranches, up to a maximum of 2,186,906 shares for a maximum aggregate purchase price of $8,500.  During the three months ended September 30, 2010, the Corporation closed the first two tranches under the terms of the Agreement for gross cash proceeds of $4,000. While the Corporation continues to pursue various sources of financing, there are no definitive plans at this stage and there is no assurance these initiatives will be successful or provide additional funds sufficient to continue operations.

In addition to the material uncertainties referred to above, the pace of economic recovery could continue to have a negative impact on the Corporation’s business, results of operations and consolidated financial condition, or the Corporation’s ability to forecast results and cash flows, and it may cause a number of the risks the Corporation currently faces (such as the ability to increase revenue and to raise capital) to increase in likelihood, magnitude and duration.

The Corporation’s ability to continue as a going concern and manage these material uncertainties is dependent on the successful execution of its business plan, which involves: (i) securing additional financing to fund its operations; (ii) continued investment in research and development through advancing product designs for efficiency, durability, cost reduction and entry into complementary markets to improve overall gross margins; (iii) increasing market penetration and sales to improve operating cash flow; and (iv) actively managing its working capital to preserve cash resources.   At present, the success of these initiatives cannot be assured due to the material uncertainties described above.

These interim consolidated financial statements do not include any adjustments or disclosures that may result from the Corporation’s inability to continue as a going concern. If the going concern assumption were not appropriate for these interim consolidated financial statements, adjustments may be necessary in the carrying values of assets and liabilities and the reported expenses and balance sheet classifications; such adjustments could be material.

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 2. Basis of Preparation

The accompanying interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and are presented in US dollars, unless otherwise noted. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual consolidated financial statements. Canadian GAAP, in the case of the Corporation, conforms in all material respects with accounting principles generally accepted in the United States.

The accompanying interim consolidated financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three and nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2010. The accounting policies used in the preparation of these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s fiscal 2009 annual report.

These interim consolidated financial statements follow the same accounting policies and methods of application as the consolidated financial statements for the year ended December 31, 2009.

Note 3.  New Accounting Standards

The Corporation will be adopting the following changes to its accounting policies in the future.

(i)	Canadian standards

In January 2009, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1582, “Business Combinations,” 1601 “Consolidated Financial Statements,” and 1602 “Non-controlling Interests.”  These sections replace the former Handbook Section 1581, “Business Combinations” and Handbook Section 1600, “Consolidated Financial Statements,” and establish a new section for accounting for a non-controlling interest in a subsidiary.  Handbook Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Handbook Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. The Corporation does not anticipate these standards will have any material impact on the Corporation’s results of operations and consolidated financial position.

The CICA has announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (“IFRS”) over a transition period expected to end in 2011. The Corporation will begin reporting its consolidated financial statements in accordance with IFRS on January 1, 2011.

In December 2009, the CICA issued EIC 175, Multiple Deliverable Revenue Arrangements, replacing EIC 142, Revenue Arrangements with Multiple Deliverables. This abstract was amended to: (i) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (ii) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (iii) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (iv) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Corporation is currently

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

assessing the future impact of these amendments on its consolidated financial statements and has not yet determined the timing and method of their adoption.

(ii)	US standards

The following changes will only apply to the US GAAP reconciliation contained in the annual consolidated financial statements.

In October 2009, the Financial Accounting Standards Board (“FASB”) issued amendments to ASC 605, Revenue Recognition (“ASU 2009-13”) and amendments to ASC 985, Software (“ASU 2009-14). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Corporation is currently assessing the future impact of these amendments on its consolidated financial statements and has not yet determined the timing and method of its adoption.

Note 4. Business Streamlining Initiatives

On January 5, 2009 and December 10, 2009, the Corporation reduced its headcount and implemented additional cost saving measures in order to maximize the Corporation’s cash resources and streamline operations. During the twelve months ended December 31, 2009, the Corporation recorded charges of $582 and $409, respectively, for severance and related expenses, which are included in selling, general and administrative expenses. These amounts were charged to the Corporation’s business segments as follows: Corporate - $146; OnSite Generation - $99; and Power Systems - $746.

A summary of the movements in the liability are as follows:

	January 5, 2009	December 10, 2009	Total
December 31, 2008
Expense for the period	$582	$409	$991
Cash payments	(582)	(33)	(615)
December 31, 2009	-	376	376
Cash payments	-	(376)	(376)
September 30, 2010	$-	$-	$-

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 5. Inventories

	September 30, 2010	December 31, 2009
Raw materials	$2,544	$3,239
Work-in-progress	6,127	5,336
Finished goods	-	3,171
	$8,671	$11,746

During the three and nine months ended September 30, 2010, the Corporation recorded provisions of $144 and $344, (three and nine months ended September 30, 2009 - $14 and $57) respectively and reversed previously accrued provisions totaling $447 and $621 (three and nine months ended September 30, 2009 - $nil and $nil).  The reversal of previously accrued provisions is attributed to utilizing sub-assemblies, which were previously reserved for potential quality issues and  subsequently found to be within acceptable quality standards.   During the three and nine months ended September 30, 2010, approximately $2,887 and $8,402, respectively, of inventory was expensed in cost of sales (September 30, 2009 - $828 and $7,753, respectively).

Note 6. Warranties

Product warranty liabilities are included in accounts payable and accrued liabilities on the interim consolidated balance sheets. Changes in the Corporation’s aggregate product warranty liabilities for the three and nine months ended September 30, 2010 and 2009 are as follows:

	2010	2009
Balance, June 30, 2010 and 2009	$2,853	$3,599
Accruals for warranties during the period	323	214
Settlements made during the period	(597)	(131)
Reversal of warranty accruals during the period	(271)	(61)
Balance, September 30, 2010 and 2009	$2,308	$3,621

	2010	2009
Balance, December 31, 2009 and 2008	$3,185	$3,717
Accruals for warranties during the period	1,062	1,030
Settlements made during the period	(1,246)	(926)
Reversal of warranty accruals during the period	(693)	(200)
Balance, September 30, 2010 and 2009	$2,308	$3,621

Note 7. Share Capital

On February 8, 2010, the Corporation announced it would implement a share consolidation of its issued and outstanding common shares in order to comply with the Minimum Bid Price Rule of the NASDAQ Global Market. The consolidation was effective as of March 12, 2010 and was implemented with a ratio of one post-consolidation share for every 25 pre-consolidation shares. The Corporation has amended the disclosures in the interim consolidated financial statements to reflect the share consolidation as if it had occurred on December 31, 2008.

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

On January 14, 2010, the Corporation issued units in a registered direct offering (the “Offering”) with two institutional investors, resulting in gross proceeds of $5,000 before placement agent's fees and other offering expenses. The terms of the Offering were set out in a securities purchase agreement (the “Purchase Agreement”) dated as of January 11, 2010 between the Corporation, Alpha Capital Anstalt (“Alpha”) and Iroquois Master Fund Ltd. (“Iroquois”). Under the terms of the Offering, the Corporation sold 12,500,000 units for $0.40 per unit (500,000 and $10.00, respectively, on a post-consolidated basis). The units consisted of 12,500,000 shares (500,000 on a post-consolidated basis) of the Corporation and warrants for the purchase of one common share for each common share purchased; 5,983,886 (239,356 on a post-consolidated basis) of these warrants (the “Series A warrants”) are exercisable at any time until January 14, 2015, at an exercise price of $0.52 per common share ($13.00 on a post-consolidated basis). The remaining 6,516,114 warrants (260,646 on a post-consolidated basis) (the “Series B warrants”) are exercisable for a period of five years beginning July 15, 2010, at an exercise price of $0.52 per common share ($13.00 on a post-consolidated basis). Under the terms of the Offering, each of Alpha and Iroquois paid $2,500 for 6,250,000 common shares, 2,992,200 Series A warrants and 3,250,075 Series B warrants (250,000 common shares, 119,688 Series A warrants and 130,323 series B warrants on a post- consolidated basis) of the Corporation.  The exercise price of the Series A and B warrants is reduced if the Corporation completes a share offering whereby the price per common share of such an offering is lower than $13.00 per common share (post-consolidation). As a result of the investment by CommScope on August 9, 2010, the exercise price of the Series A and B warrants issued to each of Alpha and Iroquois was reduced to $3.68 per common share.

The warrants can be settled in cash at the option of the holder in the case of certain defined transactions (“Fundamental Transactions”) such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transactions. The Corporation has included the warrants within share capital because, as at the date of the Offering, it was not probable that a Fundamental Transaction would occur.  The fair value of the common shares and the warrants have therefore been calculated on a relative fair value basis.

The warrants have been valued using the following assumptions:

Corporation’s share price at the date of the registered direct offering Exercise price Risk-free interest rate (%) Expected volatility (%)	$9.50 $13.00 3.63% 66%
Expected life (in years)	5 years
Expected dividends	Nil

On May 21, 2010, the Corporation issued 100,000 common shares on a private placement basis in the Unites States to each of Alpha and Iroquois in settlement of the previously disclosed litigation and dispute regarding the Corporation's share consolidation, which was announced on February 8, 2010.The value of the shares issued was $763.

On August 9, 2010, the Corporation entered into a strategic alliance with CommScope, a global leader in infrastructure solutions for communications networks, that calls for the development and distribution of specialized fuel cell power systems and includes an equity investment in the Corporation. Pursuant to the terms of the agreement, CommScope and the Corporation will use the proceeds to develop next-generation power modules for telecom related backup power applications to be incorporated by CommScope in its products sold to customers worldwide.

Under the agreement, CommScope has agreed to purchase from the Corporation up to a maximum of

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

2,186,906 common shares on a private placement basis in four tranches for a maximum aggregate purchase price of $8,500. The first tranche, which closed on August 12, 2010, consisted of 879,393 common shares for an aggregate purchase price of $3,237 ($3.68 per share). The second tranche, which closed on September 29, 2010, consisted of 207,268 common shares for an aggregate purchase price of $763 ($3.68 per share). As a result of this transaction, CommScope, now owns 1,086,661 common shares representing 19.8% of the outstanding common shares of the Corporation.

The third and fourth tranches are subject to the satisfaction by the Corporation of certain agreed upon product development milestones with respect to Hydrogenics' fuel cell business, which are currently expected to occur by the third quarter of 2011.The agreement provides, among other things, that CommScope will have certain participation rights, in future financing, and, subject to the maintenance of certain ownership requirements, will have the right to have one non-voting observer on the board of directors of Hydrogenics.  Hydrogenics and CommScope have also entered into an intellectual property license agreement on the closing of the first tranche, wherein the Corporation has granted to CommScope a license to certain intellectual property resulting from the transaction, which will only be exercisable by CommScope upon the occurrence of specified triggering events.

Note 8. Stock-based Compensation

During the nine months ended September 30, 2010, 73,332 (September 30, 2009 - 77,144) stock options with a weighted average fair value of $2.97 at the date of grant (September 30, 2009 - $7.75) were issued to employees.  All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the board of directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following assumptions:

	Sept. 30 2010	June 30 2009
Risk-free interest rate (%)	2.58%	2.93%
Expected volatility (%)	83%	66%
Expected life (in years)	4	4
Expected dividends	$ nil	$ nil

Stock-based compensation expense of $76 and $257 for the three and nine months ended September 30, 2010, respectively, is included in selling, general and administrative expenses (September 30, 2009 - $111 and $321, respectively).

In 2004, the Corporation created a deferred share unit plan (“DSU Plan”) for directors. During the nine months ended September 30, 2010, 35,844 (September 30, 2009 – 13,062) DSUs were issued with immediate vesting on the date of issuance. As at September 30, 2010, 76,985 (September 30, 2009 – 43,066) DSUs were outstanding under the DSU plan. The Corporation recognized a compensation expense of $107 and $(39) for the three and nine months ended September 30, 2010 (September 30, 2009 – $174 and $431). The liability amount of $197 ($389 - December 31, 2009) is included in accounts payable and accrued liabilities.

In 2008, the Corporation created a restricted share unit plan (“RSU Plan”) for senior executives. During the nine months ended September 30, 2010, 179,033 (September 30, 2009 – 36,820) RSUs were awarded under the terms of the RSU plan, with vesting occurring on December 31 of the third year following the date of grant.  As at September 30, 2010, 267,353 (September 30, 2009 – 88,320) RSUs were outstanding under the RSU plan.  The Corporation recognized a compensation expense of $69 and $(35) for the three and nine months ended September 30, 2010 (September 30, 2009 – $147 and $296). The liability amount of $268 ($303 - December 31, 2009) is included within accounts payable and accrued liabilities.

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 9. Research and Product Development

Research and product development expenses are recorded net of third party program funding received or receivable. For the three and nine months ended September 30, 2010, research and product development expenses and program funding, which has been received or is to be received, are as follows:

	Three months ended Sept 30
	2010	2009
Research and product development expenses	$866	$1,375
Research and product development (funding) reversal	203	(244)
Net research and product development expenses	$1,069	$1,131

	Nine months ended Sept 30
	2010	2009
Research and product development expenses	$3,303	$5,088
Research and product development funding	(802)	(589)
Net research and product development expenses	$2,501	$4,499

Note 10. Contingencies

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.  These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in these interim consolidated financial statements with respect to these indemnification agreements.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in these interim consolidated financial statements with respect to these indemnification agreements.

In 1998, Stuart Energy Systems Corporation (“Stuart Energy”), a wholly owned subsidiary of the Corporation until October 27, 2009, entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of the Ministry of Industry of the Canadian government to develop and demonstrate Hydrogen Fleet Fuel Appliances. This agreement was amended in 2003 to expand the scope of work and resulted in Stuart Energy receiving a total of $5,557 in funding from TPC.  Pursuant to an amendment to the TPC agreement, Stuart Energy received an additional $1,335 of funding.  Stuart Energy undertook to repay CA$17,306 (the “Repayable Loan Amount”). The amended agreement requires Stuart Energy to commence making royalty payments against the Repayable Loan Amount on the earlier of revenues of Stuart Energy reaching a minimum of CA$90,000 or April 1, 2007. In accordance with the terms of the agreement, Stuart Energy is required to commence payments to TPC at 0.53% of its annual gross

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

business revenues for a period of 12 years or until the Repayable Loan Amount is fully repaid. To date, the Corporation has recognized $60,246 (2009 - $51,325) in revenues and recorded a repayable amount of $319 (December 31, 2009 - $272).

Note 11. – Litigation Settlements

On April 22, 2010, the Corporation reached a settlement with American Power Conversion Corporation ("APC") regarding the Corporation’s previously announced litigation in connection with the Supply Agreement entitled "Hydrogenics Corporation v. American Power Conversion Corporation, Civil Action 09-11947." Under terms of the settlement, APC paid the Corporation $1,200 and both parties have terminated all pending claims with regard to this matter.

On January 14, 2010, the Corporation issued units in a registered direct offering (the “Offering”) with two institutional investors, Alpha and Iroquois (note 7).  On February 23, 2010, Alpha filed suit against the Corporation and two of its officers in the Supreme Court of the State of New York (County of New York) regarding the Corporation's share consolidation, which was announced on February 8, 2010. In its complaint, Alpha alleged the Corporation's share consolidation triggered a put right pursuant to the terms of the warrants and gave rise to breach of contract, negligent misrepresentation and fraud claims. Alpha sought damages of at least $2,000 plus interest, costs and fees with respect to the alleged put right and damages of at least $1,375 plus interest, costs and fees with respect to the alleged breach of contract, negligent misrepresentation and fraud claims. The Corporation received a letter from Iroquois making similar allegations.  The Corporation settled these claim on May 21, 2010 by issuing 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States.
Under the terms of each settlement agreement, the Corporation filed with the Securities Exchange Commission a registration statement on Form F-3 covering the resale of the 100,000 common shares issued to each of Alpha and Iroquois. During the three months ended March 31, 2010, the Corporation accrued a $1,000 non-cash charge in selling, general and administrative expenses reflecting the Corporation’s best estimate at the time of the costs to settle this matter. The value of the shares issued to settle this matter was $763, net of issuance costs of $95.

Note 12. – Credit Facilities

The Corporation utilizes a credit facility with Dexia Bank (“Dexia”), a Belgian based financial institution, to better manage its short-term cash requirements and to support letters of guarantee provided to customers. As at September 30, 2010, the Corporation had operating lines of credit of up to 3,500  euros or $4,764, dependent on qualified orders (3,500 euros or $5,005 as at December 31, 2009). As at September 30, 2010 and December 31, 2009, the Corporation had no indebtedness on its credit facilities.

Pursuant to the terms of the credit facility, with Dexia, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian based subsidiary, may borrow a maximum of 75% of the value of awarded sales contracts, approved by Dexia, to a maximum of 2,000 euros, along with a maximum of 1,500 euros for general business purposes.  The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1,000 euro first charge secured against all the assets of the Borrower. This credit facility, which may be increased by an additional 1,500 euros in certain circumstances, contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25%, and ensure that its intercompany account with Hydrogenics Corporation does not fall below a defined level.  As at September 30, 2010, the solvency covenant was 38% (December 31, 2009 – 35%).  As at September 30, 2010 and December 31, 2009, the intercompany account was in compliance with these covenants.

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The amount of the available line of credit is reduced by the amount of outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by Dexia. As at September 30, 2010 and December 31, 2009, there was no availability under this line of credit as the Corporation had not submitted any sales orders for approval.

Note 13. Net Loss Per Share

For the three and nine months ended September 30, 2010, the weighted average number of common shares outstanding was 4,420,201 and 4,990,648. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.

Note 14. Guarantees

As at September 30, 2010, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions that totalled $1,833 (December 31, 2009 - $3,173), with expiry dates extending to October 2011. The Corporation has restricted cash totalling $1,064 as partial security for these standby letters of credit and letters of guarantee. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letters of credit or letters of guarantee in the event the instruments are drawn on.

Note 15.  Segmented Financial Information

The Corporation’s three reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems.  Where applicable, corporate and other activities are reported separately as Corporate & Other. OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products.  Test Systems included the design, development, manufacture, and sale of fuel cell test products and the provision of fuel cell diagnostic testing services.

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Financial information by reportable segment for the three and nine months ended September 30, 2010 and 2009 is as follows:

	Three months ended September 30, 2010
	OnSite Generation	Power Systems	Test Systems	Corporate & Other	Total
Revenue from external customers	$4,879	$711	$-	$-	$5,590
Amortization of property, plant and equipment	-	-	-	325	325
Interest income	-	-	-	12	12
Interest expense	-	-	-	(1)	(1)
Income tax expense	-	-	-	-	-
Segment income (loss) (i)	194	(1,264)	-	(1,008)	(2,078)

	Nine months ended September 30, 2010
	OnSite Generation	Power Systems	Test Systems	Corporate & Other	Total
Revenue from external customers	$11,786	$3,339	$-	$-	$15,125
Amortization of property, plant and equipment	-	-	-	694	694
Interest income	-	-	-	49	49
Interest expense	-	-	-	(2)	(2)
Income tax expense	-	-	-	3	3
Segment loss (i)	(186)	(3,180)	-	(3,299)	(6,665)

	Three months ended September 30, 2009
	OnSite Generation	Power Systems	Test Systems	Corporate & Other	Total
Revenue from external customers	$2,521	$1,037	$-	$-	$3,558
Amortization of property, plant and equipment	-	-	-	292	292
Interest income	-	-	-	7	7
Interest expense	-	-	-	(5)	(5)
Income tax expense	-	-	-	17	17
Segment loss (i)	(750)	(1,568)	(65)	(3,056)	(5,439)

Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Nine months ended September 30, 2009

	OnSite Generation	Power Systems	Test Systems	Corporate & Other	Total
Revenue from external customers	$10,154	$4,480	$-	$-	$14,634
Amortization of property, plant and equipment	-	-	-	743	743
Interest income	-	-	-	94	94
Interest expense	-	-	-	(9)	(9)
Income tax expense	-	-	-	17	17
Segment loss (i)	(1,171)	(6,039)	(289)	(7,947)	(15,446)

(i)
Segment income (loss) includes directly attributable selling, general and administrative costs, research and product development costs net of associated grants and amortization of property, plant and equipment and intangible assets.

The accounting policies for intersegment transactions are the same as those described in note 2.

Goodwill relating to the Corporation’s OnSite Generation segment as at September 30, 2010 was $5,184 (December 31, 2009 - $5,446). The Corporation currently does not allocate its remaining assets among reportable segments.

A significant portion of the Corporation’s intangible assets and goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.

Revenues are segmented by geography, as follows:

	Three months ended Sept 30		Nine months ended Sept 30
	2010	2009	2010	2009

India	$2,299	$38	$2,767	$719
Russia	1,251	146	1,303	816
Germany	478	16	642	1,551
United States	430	715	1,519	2,050
Canada	257	888	643	2,107
Columbia	-	-	2,308	-
Saudi Arabia	-	-	2,294	-
France	-	605	502	730
China	-	60	333	75
Turkey	-	-	436	1,856
Spain	-	16	371	786
Austria	-	-	15	1,110
South Africa	-	392	-	422
Virgin Islands	-	-	-	404
Ukraine	-	-	-	377
Belize	-	-	-	315
Rest of world	875	682	1,992	1,316
	$5,590	$3,558	$15,125	$14,634